Exhibit 99.1

Condensed Consolidated Balance Sheets (Unaudited)

(in CHF thousands)

Balance Sheets	Notes	As of June 30, 2021	As of December 31, 2020
ASSETS
Non-current assets
Property, plant and equipment	5	5,165	4,416
Right-of-use assets	6	2,699	2,223
Long-term accrued income	3	61	—
Long-term financial assets	8	363	334
Total non-current assets		8,288	6,973

Current assets
Prepaid expenses	7	2,726	3,954
Short-term accrued income	3	659	1,591
Other current receivables		282	329
Short-term financial assets	8	95,000	65,000
Cash and cash equivalents	8	104,135	160,893
Total current assets		202,802	231,767
Total assets		211,090	238,740

SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity
Share capital		1,539	1,538
Share premium		354,899	346,890
Treasury shares	9	(85)	(100)
Accumulated losses		(167,071)	(132,850)
Total shareholders’ equity		189,282	215,478

Non-current liabilities
Long-term deferred income	3	61	—
Long-term lease liabilities	6	2,126	1,780
Net employee defined-benefit liabilities		7,774	7,464
Total non-current liabilities		9,961	9,244

Current liabilities
Trade and other payables		317	2,184
Accrued expenses		10,611	11,085
Short-term deferred income	3	348	306
Short-term lease liabilities	6	571	443
Total current liabilities		11,847	14,018
Total liabilities		21,808	23,262
Total shareholders’ equity and liabilities		211,090	238,740

The accompanying notes form an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Income/(Loss) (Unaudited)

(in CHF thousands except for per share data)

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
	Notes	2021	2020	2021	2020
Revenue
Contract revenue	3	—	1,083	—	13,365
Total revenue		—	1,083	—	13,365

Operating expenses
Research & development expenses		(13,710)	(12,809)	(27,040)	(28,018)
General & administrative expenses		(5,235)	(4,156)	(9,573)	(8,660)
Other operating income/(expense)		256	195	673	324
Total operating expenses		(18,689)	(16,770)	(35,940)	(36,354)
Operating loss		(18,689)	(15,687)	(35,940)	(22,989)

Financial income		—	17	—	78
Financial expense		(202)	(56)	(228)	(113)
Exchange differences		(178)	(12)	365	(401)
Finance result, net	10	(380)	(51)	137	(436)

Loss before tax		(19,069)	(15,738)	(35,803)	(23,425)
Income tax expense		—	—	—	—
Loss for the period		(19,069)	(15,738)	(35,803)	(23,425)

Loss per share:	4
Basic and diluted loss for the period attributable to equity holders		(0.26)	(0.22)	(0.50)	(0.33)

Condensed Consolidated Statements of Comprehensive Income/(Loss) (Unaudited)	For the Three Months ended June 30,		For the Six Months ended June 30,
(in CHF thousands)	2021	2020	2021	2020

Loss for the period	(19,069)	(15,738)	(35,803)	(23,425)
Other comprehensive loss not to be reclassified to income or loss in subsequent periods (net of tax):
Re-measurement losses on defined-benefit plans (net of tax)	—	—	—	—
Total comprehensive loss, net of tax	(19,069)	(15,738)	(35,803)	(23,425)

The accompanying notes form an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(in CHF thousands)

	Notes	Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2020		1,437	346,526	—	(75,521)	272,442
Net loss for the period		—	—	—	(23,425)	(23,425)
Other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive loss		—	—	—	(23,425)	(23,425)
				—
Share-based payments		—	—	—	1,847	1,847
Issuance of shares, net of transaction costs:
restricted share awards		—	111	—	(111)	—
exercise of options		1	(3)	—	—	(2)
Balance as of June 30, 2020		1,438	346,634	—	(97,210)	250,862

	Notes	Share capital	Share premium	Treasury shares	Accumulated losses	Total
Balance as of January 1, 2021		1,538	346,890	(100)	(132,850)	215,478
Net loss for the period		—	—	—	(35,803)	(35,803)
Other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive loss		—	—	—	(35,803)	(35,803)
				—
Share-based payments		—	—	—	1,694	1,694
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	9	—	7,825	15	—	7,840
Issuance of shares, net of transaction costs:
restricted share awards		1	104	—	(112)	(7)
exercise of options		—	80	—	—	80
Balance as of June 30, 2021		1,539	354,899	(85)	(167,071)	189,282

The accompanying notes form an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in CHF thousands)

		For the Six Months Ended June 30,
	Notes	2021	2020
Operating activities
Loss for the period		(35,803)	(23,425)
Adjustments to reconcile net loss for the period to net cash flows:
Depreciation of property, plant and equipment	5	916	734
Depreciation of right-of-use assets	6	225	215
Finance (income)/expense, net	10	(395)	282
Share-based compensation expense		1,694	1,847
Change in net employee defined benefit liability		310	363
Interest expense	10	224	109
Changes in working capital:
Decrease/(increase) in prepaid expenses	7	1,131	(951)
Decrease in accrued income		870	672
Decrease/(increase) in other current receivables		48	(263)
(Decrease) in accrued expenses		(677)	(2,348)
Increase/(decrease) in deferred income	3	113	(3,071)
(Decrease)/increase in trade and other payables		(1,824)	1,357
Cash used in operating activities		(33,168)	(24,479)
Interest income		—	78
Interest paid		(190)	(151)
Finance costs		(4)	(5)
Net cash flows used in operating activities		(33,362)	(24,557)

Investing activities
Short-term financial assets, net	8	(30,000)	10,000
Purchases of property, plant and equipment	5	(1,418)	(587)
Rental deposits	8	(29)	—
Net cash flows (used in)/provided by investing activities		(31,447)	9,413

Financing activities
Repayment of short-term financing obligation		—	(263)
Principal payments of lease obligations	6	(225)	(215)
Proceeds from sale of treasury shares in public offerings, net of underwriting fees and transaction costs	9	7,840	—
Proceeds from issuance of common shares		73	(3)
Net cash flows provided by/(used in) financing activities		7,688	(481)

Net decrease in cash and cash equivalents		(57,121)	(15,625)

Cash and cash equivalents at January 1		160,893	193,587
Exchange gain/(loss) on cash and cash equivalents		363	(498)
Cash and cash equivalents at June 30		104,135	177,464
Net decrease in cash and cash equivalents		(57,121)	(15,625)

 Additional Information:

For the six months ended June 30, 2021, the acquisition of CHF 0.2 million of property, plant and equipment was non-paid and recorded within accrued expenses.

The accompanying notes form an integral part of these Interim Condensed Consolidated Financial Statements (Unaudited).

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)
(in CHF thousands, except share and per share amounts)

1.	Corporate information

AC Immune SA was founded in 2003. The terms “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us” refer to AC Immune SA together with its fully-owned subsidiary, AC Immune USA, Inc., included in the “Scope of consolidation” (See Note 2).

AC Immune SA is a clinical-stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases (NDD) associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD (including NeuroOrphan indications) and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Interim Condensed Consolidated Financial Statements of AC Immune SA as of and for the three and six months ended June 30, 2021 were authorized for issuance by the Company’s Audit and Finance Committee on August 2, 2021.

2.	Basis of preparation and changes to the Company’s accounting policies

Statement of compliance

These Interim Condensed Consolidated Financial Statements as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting, and such financial information should be read in conjunction with the audited financial statements in AC Immune’s Annual Report on Form 20-F for the year ended December 31, 2020, and any public announcements made by the Company during the interim reporting period.

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Critical judgments and accounting estimates

The preparation of the Company’s Interim Condensed Consolidated Financial Statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the amounts reported in the Interim Condensed Consolidated Financial Statements and accompanying notes, and the related application of accounting policies as it relates to the reported amounts of assets, liabilities, income and expenses.

The areas in which the Company has had to make judgments, estimates and assumptions relate to (i) revenue recognition on licensing and collaboration agreements (“LCAs”), (ii) clinical development accruals, (iii) net employee defined-benefit liability, (iv) income taxes, (v) share-based compensation, and (vi) right-of-use assets and lease liabilities. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

Scope of consolidation

The Company commenced financial operations in the United States in Q2 2021 via the opening of its fully-owned subsidiary, AC Immune USA, Inc. (“the Subsidiary”). The Subsidiary is registered and organized under the laws of Delaware, USA and fully consolidated in these Interim Condensed Consolidated Financial Statements.

Fair value of financial assets and liabilities

The Company’s financial assets and liabilities are comprised of receivables, short-term financial assets, cash and cash equivalents, trade payables and lease liabilities. The fair value of these financial instruments approximate their respective carrying values due to the short-term maturity of these instruments, and are held at their amortized cost in accordance with IFRS 9.

Accounting policies, new standards, interpretations and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

The Company has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods, and on foreseeable future transactions.

Going concern

The Company believes that it will be able to meet all of its obligations as they fall due for at least 12 months from June 30, 2021, after considering the Company’s cash position of CHF 104.1 million and short-term financial assets of CHF 95.0 million as of June 30, 2021. Hence, the unaudited Interim Condensed Consolidated Financial Statements have been prepared on a going-concern basis.

To date, the Company has financed its cash requirements primarily from its public offerings, share issuances, contract revenues from license and collaboration agreements and grants. The Company is a clinical-stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection; (ii) enter into collaborations with partners in the pharmaceutical and biopharmaceutical industries; (iii) successfully move its product candidates through clinical development; (iv) attract and retain key personnel; and (v) acquire capital to support its operations.

In addition to the foregoing, based on the Company’s current assessment, the Company does not expect any material impact on its long-term development timeline, its liquidity or ability to remain a going concern due to the worldwide spread of the Covid-19 virus. The Company continues to assess the effect on its operations by carefully monitoring the spread of Covid-19 and taking appropriate steps intended to offset any negative impacts from the Covid-19 virus.

3.	Contract revenues

For the three and six months ended June 30, 2021, AC Immune generated no contract revenues compared with CHF 1.1 million and CHF 13.4 million for the comparable periods in 2020, respectively. This represents a decrease of CHF 1.1 million and CHF 13.4 million, respectively. The Company reclassified CHF 0.2 million and CHF 0.3 million for the comparable periods in 2020, respectively, from contract revenues to other operating income/(expense) for prior grants from the Michael J. Fox Foundation for Parkinson’s Research (“MJFF”).

	For the Three Months Ended June 30,
in CHF thousands	2021	2020
Eli Lilly and Company	—	850
Genentech	—	—
Janssen	—	233
Total contract revenue	—	1,083

	For the Six Months Ended June 30,
in CHF thousands	2021	2020
Eli Lilly and Company	—	12,941
Genentech	—	—
Janssen	—	424
Total contract revenue	—	13,365

The following table presents changes in the Company’s contract assets and liabilities during the six months ended June 30, 2021 and 2020:

in CHF thousands	Balance at the beginning of the reporting period	Additions	Deductions	Balance at the end of the reporting period
Six months ended June 30, 2021
Accrued income	1,591	781	(1,652)	720
Deferred income	306	781	(678)	409
Six months ended June 30, 2020:
Accrued income	1,095	424	(1,095)	424
Deferred income	4,477	196	(3,266)	1,407

During the three and six months ended June 30, 2021 and 2020, the Company recognized the following contract revenues as a result of changes in the contract asset and the contract liability balances in the respective periods:

	For the Three Months Ended June 30,
in CHF thousands	2021	2020
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	—	1,045
Performance obligations satisfied in previous periods	—	—

	For the Six Months Ended June 30,
in CHF thousands	2021	2020
Revenue recognized in the period from:
Amounts included in the contract liability at the beginning of the period	—	3,266
Performance obligations satisfied in previous periods	—	10,000

3.1	Licensing and collaboration agreements

For a discussion of our licensing and collaboration agreements for the fiscal year ended December 31, 2020, please refer to Note 12.1 “Licensing and Collaboration agreements” of our Annual Report on Form 20-F for the year ended December 31, 2020 filed on March 23, 2021.

There have been no significant events or transactions associated with our license and collaboration agreements that have occurred for the three and six months ended June 30, 2021.

3.2	Grant income

Grants from the Michael J. Fox Foundation

For a discussion of our Grants from the Michael J. Fox Foundation for the fiscal year ended December 31, 2020, please refer to Note 12.2 “Grant Income” of our Annual Report on Form 20-F for the year ended December 31, 2020 filed on March 23, 2021.

For the three months ended June 30, 2021 and 2020, the Company has recognized CHF 0.2 million and CHF 0.2 million in grant income, respectively. For the six months ended June 30, 2021 and 2020, the Company has recognized CHF 0.6 million and CHF 0.3 million in grant income, respectively. As of June 30, 2021, the Company has recorded CHF 0.5 million in short-term accrued income and CHF 0.2 million in short-term deferred income.

Grant from the Target ALS Foundation

In Q1 2021, AC Immune was awarded a USD 0.3 (CHF 0.2) million grant from the Target ALS Foundation (“Target ALS”). This grant funds a collaboration between the Company and the Investigators at the Healey Center for ALS at Massachusetts General Hospital (“MGH”) to accelerate the development of the Company’s proprietary immunoassays to detect disease-associated forms of TDP-43 in CSF and blood samples.

For the three months ended June 30, 2021 and 2020, the Company recognized less than CHF 0.1 million and nil in grant income, respectively. For the six months ended June 30, 2021 and 2020, the Company recognized CHF 0.1 million and nil in grant income, respectively. As of June 30, 2021, the Company recorded CHF 0.1 million in short-term and long-term accrued income, respectively, and CHF 0.1 million in short-term and long-term deferred income, respectively.

4.	Loss per share

	For the Three Months Ended June 30,
in CHF thousands except for share and per share data	2021	2020
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(19,069)	(15,738)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	72,715,783	71,875,102
Basic and diluted loss per share for the period attributable to equity holders	(0.26)	(0.22)

	For the Six Months Ended June 30,
in CHF thousands except for share and per share data	2021	2020
Loss per share (EPS)
Numerator
Net loss attributable to equity holders of the Company	(35,803)	(23,425)
Denominator
Weighted-average number of shares outstanding used to compute EPS basic and diluted attributable to equity holders	72,113,581	71,869,658
Basic and diluted loss per share for the period attributable to equity holders	(0.50)	(0.33)

Potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	For the Three Months Ended June 30,
	2021	2020
Share options issued and outstanding	1,174,014	324,422
Restricted share awards subject to future vesting	8,511	160,396

	For the Six Months Ended June 30,
	2021	2020
Share options issued and outstanding	1,179,992	325,828
Restricted share awards subject to future vesting	11,594	157,296

5.	Property, plant and equipment

The following table shows the movement in the net book values of property, plant and equipment for the six months ended June 30, 2021:

	As of June 30, 2021
in CHF thousands	Furniture	IT Equipment	Lab Equipment	Leasehold Improvements	Total
Acquisition Cost
Balance at December 31, 2020	214	1,497	7,958	464	10,133
Acquisitions	17	220	1,155	273	1,665
Disposals	—	—	(10)	—	(10)
Balance at June 30, 2021	231	1,717	9,103	737	11,788

Accumulated depreciation
Balance at December 31, 2020	(61)	(970)	(4,405)	(281)	(5,717)
Depreciation expense	(21)	(177)	(676)	(42)	(916)
Disposals	—	—	10	—	10
Balance at June 30, 2021	(82)	(1,147)	(5,071)	(323)	(6,623)

Carrying Amount
December 31, 2020	153	527	3,553	183	4,416
June 30, 2021	149	570	4,032	414	5,165

AC Immune continues to enhance its laboratory equipment to support its R&D functions. This effort has continued since the year ended December 31, 2020, with CHF 1.4 million invested in lab and IT equipment, representing an increase of 15%. This is consistent with the Company’s long-term strategic plan.

6.	Right-of-use assets and lease liabilities

AC Immune recognized additions of CHF 0.7 million for right-of-use of leased assets for the six months ended June 30, 2021.

Regarding lease liabilities, the amortization depends on the rate implicit in the contract or the incremental borrowing rate for the respective lease component. The weighted averages of the incremental borrowing rates are 2.5% for buildings, 4.6% for office equipment and 2.6% for IT equipment, respectively.

The following table shows the movements in the net book values of right-of-use of leased assets for the six months ended June 30, 2021:

in CHF thousands	Buildings	Office Equipment	IT Equipment	Total
Balance as of December 31, 2020	2,106	63	54	2,223
Additions	670	42	—	712
Disposals	—	(11)	—	(11)
Depreciation	(209)	(9)	(7)	(225)
Balance as of June 30, 2021	2,567	85	47	2,699

There are no variable lease payments that are not included in the measurement of lease obligations. All extension options have been included in the measurement of lease obligations.

For the three and six months ended June 30, 2021, and 2020, the impact on the Company’s statements of income/(loss) and statements of cash flows is as follows:

	For the Three Months Ended June 30,
in CHF thousands	2021	2020
Statements of income/(loss)
Depreciation of right-of-use assets	119	107
Interest expense on lease liabilities	15	14
Expense for short-term leases and leases of low value	169	142
Total	303	263

Statements of cash flows
Total cash outflow for leases	303	263

	For the Six Months Ended June 30,
in CHF thousands	2021	2020
Statements of income/(loss)
Depreciation of right-of-use assets	225	215
Interest expense on lease liabilities	30	28
Expense for short-term leases and leases of low value	356	282
Total	611	525

Statements of cash flows
Total cash outflow for leases	611	525

The Company’s statements of cash flow were impacted by a shift from cash generated from operations of CHF 0.2 million and CHF 0.2 million to net cash used in financing activities, for the six months ended June 30, 2021, and 2020, respectively.

The following table presents the contractual undiscounted cash flows for lease obligations as of June 30, 2021:

in CHF thousands	As of June 30, 2021
Less than one year	634
1-3 years	1,261
3-5 years	965
Total	2,860

7.	Prepaid expenses

Prepaid expenses include prepaid R&D costs, administrative costs and net employee defined benefit liability expenses totaling CHF 2.7 million and CHF 4.0 million as of June 30, 2021 and December 31, 2020, respectively.

8.	Cash and cash equivalents and financial assets

The following table summarizes AC Immune’s cash and cash equivalents and short-term financial assets as of June 30, 2021 and December 31, 2020:

	As of
in CHF thousands	June 30, 2021	December 31, 2020
Cash and cash equivalents	104,135	160,893
Total	104,135	160,893

	As of
in CHF thousands	June 30, 2021	December 31, 2020
Short-term financial assets due in one year or less	95,000	65,000
Total	95,000	65,000

For the six months ended June 30, 2021, the Company purchased a net CHF 30.0 million in short-term financial assets. The Company also has deposits in escrow accounts totaling CHF 0.4 million and CHF 0.3 million for leases of the Company’s premises as of June 30, 2021 and December 31, 2020, respectively.

9.	Share capital and public offerings

In Q3 2020, AC Immune issued 5,000,000 common shares with a par value of CHF 0.02, which were held as treasury shares. The Company also established an “at the market offering program” (“ATM”) for the sale of up to USD 80.0 (CHF 74.4) million worth of our common shares issued from time to time by entering into an Open Market Sales Agreement (“Sales Agreement”) with Jefferies LLC (“Jefferies”) as the sales agent under a prior registration statement on Form F-3 which expired in Q2 2021.

In Q1 2021, the Company sold 764,977 common shares previously held as treasury shares pursuant to the Sales Agreement, raising USD 8.8 (CHF 8.0) million, net of underwriting fees.

In Q2 2021, the Company filed a new registration statement on Form F-3 and accompanying prospectus supplement in order to renew its ATM program. The Company also entered into a second Open Market Sales Agreement (the “New Sales Agreement”) with Jefferies to continue the ATM program.

For the six months ended June 30, 2021, the Company sold 772,627 common shares previously held as treasury shares pursuant to the New Sales Agreement, raising USD 8.9 (CHF 8.0) million, net of underwriting fees. We paid commissions to Jefferies totaling USD 0.3 (CHF 0.2) million as of June 30, 2021 for share issuances in accordance with our ATM programs.

As a result of these sales, the Company has 4,227,373 treasury shares remaining.

10.	Finance result, net

For the three months ended June 30, 2021 and 2020, AC Immune recorded CHF 0.4 million and CHF 0.1 million in net financial losses, respectively. The Company recorded CHF 0.2 million in interest expense and foreign currency losses in the period.

For the six months ended June 30, 2021 and 2020, the Company recorded CHF 0.1 million in net financial gains and CHF 0.4 million in net financial losses, respectively. The Company recorded CHF 0.4 million in foreign currency gains compared to CHF 0.4 million in foreign currency losses in the prior period.

11.	Subsequent events

Asset Purchase and Contribution in Kind Agreement (“Asset Purchase Agreement”)

On July 27, 2021, the Company announced that it is acquiring Affiris AG’s (“Affiris”) portfolio of therapeutics targeting alpha-synuclein (a-syn), notably Affiris PD01, a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease (the “Transferred Assets”).

Pursuant to the Asset Purchase Agreement, AC Immune will acquire the Transferred Assets and USD 5.0 (CHF 4.6) million in cash in exchange for 7,106,840 shares of the Company at closing based on a price of USD 8.26 per common share, for a total value of USD 58.7 (CHF 53.9) million.

The acquisition is subject to customary regulatory approval in Austria and expected to complete at the beginning of Q4 2021.

Convertible Note Agreements

Concurrently with the Asset Purchase Agreement, the Company entered into two separate Convertible Note Agreements with entities affiliated with each of Athos Service GmbH and First Capital Partner GmbH (collectively, the “Investors”), both of which entities are shareholders of Affiris. Each Convertible Note Agreement provides for the sale of an unsecured subordinated Convertible Note of the Company with an aggregate principal amount of USD 12.5 (CHF 11.5) million. The total net proceeds to the Company are USD 25 (CHF 23.0) million.

The Convertible Notes are convertible into common shares after the Closing Date of the Asset Purchase Agreement at any time at the option of the Investors or of AC Immune at a conversion price of USD 8.26. These options are effective from the signing date of the Convertible Note Agreements until 10 calendar days prior to the Repayment Date (“Conversion Period”). If the Convertible Notes are not converted during the Conversion Period, they shall be repaid on the Repayment Date, which is July 26, 2022. The Convertible Notes do not permit partial settlement and do not bear interest.

In total, the Company is issuing 10.1 million shares in conjunction with the asset acquisition and related financing, in exchange for the aforementioned anti-a-syn assets valued at USD 53.7 (CHF 49.3) million and USD 30.0 (CHF 27.5) million in cash.